Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

December 2, 2013

Via EDGAR and Federal Express

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stevia Corp.

Registration Statement on Form S-1

Filed May 21, 2013

File No. 333-188720

Dear Mr. Dobbie:

On behalf of Stevia Corp., a corporation organized under the laws of Nevada (the “Company”), we are responding to the comments in the letter from the Staff dated June 14, 2013 relating to the Company’s Registration Statement on Form S-1 filed on May 21, 2013. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”) indicating the changes made thereon from the original Registration Statement filed with the Commission. The responses below have been numbered to correspond with the comments in your June 14, 2013 letter.

Registration Statement Cover Page

1.	Refer to footnote 1 of the Calculation of Registration Fee table. Please revise to remove the references to the Put Shares and the Purchase Shares or explain the references.

Company Response to Comment 1:

In response to Comment 1, the Company respectfully informs the Staff that it has revised footnote 1 to remove the references to the Put Shares and the Purchase Shares.

2.	Refer to the second to last paragraph and the reference to Rule 416 of the Securities Act of 1933. To the extent that additional shares of common stock are to be received by the selling stockholder due to subsequent equity issuances by the company at a lower price per share than the current exercise prices of the warrants, please confirm your understanding that such additional shares of common stock will not be deemed to be covered by this registration statement pursuant to Rule 416 of the Securities Act of 1933 and would require separate registration or an exemption prior to sale. Please revise the second to last paragraph accordingly to clarify this fact.

Securities and Exchange Commission

Division of Corporate Finance

December 2, 2013

Company Response to Comment 2:

In response to Comment 2, the Company respectfully informs the Staff that it has revised the Cover Page to indicate that any additional shares received due to subsequent equity issuances by the Registrant at a lower price per share than the current exercise price of any applicable warrants would not be covered by the Registration Statement and would require separate registration or an exemption prior to sale.

Prospectus Cover Page

3.	Please revise the cover page to identify Anson Investments Master Fund LP as an underwriter.

Company Response to Comment 3:

In response to Comment 3, the Company respectfully informs the Staff that the reference to Anson Investments Master Fund LP as an “underwriter” in the section labeled “Plan of Distribution” was an error, and such reference has been removed. Consequently, and based in part upon our telephone conference with Donald Field on October 31, 2013, we do not believe Anson Investments Master Fund LP should be identified as an underwriter on the cover page.

Prospectus Summary, page 1

The Offering, page 4

4.	Please revise this section or add a new section to discuss in plain English the Warrant Exercise Reset Offer Letter Agreement and any warrants issued in connection therewith. In this regard, please limit your use of defined terms.

In response to Comment 4, the Company respectfully informs the Staff that it has revised the discussion in this section of the Warrant Exercise Reset Offer Letter and the warrants issued in connection therewith.

Securities and Exchange Commission

Division of Corporate Finance

December 2, 2013

Company Response to Comment 4:

Selling Security Holders, page 14

5.	Please include the 5,290,665 shares to be offered in the “Shares Beneficially Owned Prior To Offering” column or explain why you believe this is not appropriate.

Company Response to Comment 5:

In response to Comment 5, the Company respectfully informs the Staff that it has revised the column labeled “Shares Beneficially Owned Prior to the Offering” to include the 5,290,665 shares to be offered.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated June 14, 2013. In the event the Staff has no further comments, we would appreciate written correspondence to that effect. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s management. If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark C Lee Mark C Lee Shareholder

Enclosures

Securities and Exchange Commission

Division of Corporate Finance

December 2, 2013

ACKNOWLEDGEMENT

In connection with Stevia Corp.’s (the “Company”) letter dated December 2, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stevia Corp.

/s/ George Blankenbaker

_____________________________

George Blankenbaker, President, Secretary & Treasurer